SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Perfect World Co., Ltd.

(Name of Issuer)

Class B Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G7006J100 (CUSIP Number)

Acquisition of Beneficial Ownership of Ordinary Shares – December 4, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7006J100	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Worldwide Billionaire (BVI) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

15,534,828 Class B ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

15,534,828 Class B ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,534,828 Class B ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.56%
12	TYPE OF REPORTING PERSON*

CO

ITEM 1	(a).	NAME OF ISSUER:

Perfect World Co., Ltd. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

8th floor, Huakong Building, No. 1 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Worldwide Billionaire (BVI) Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The registered address of Worldwide Billionaire (BVI) Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

c/o: 2-3-353 No. 48 Block, Jiaoda East Road, Haidian District, Beijing, People’s Republic of China.

ITEM 2	(c).	CITIZENSHIP:

The place of organization of Worldwide Billionaire (BVI) Limited is British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Class B Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G7006J100

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

Worldwide Billionaire (BVI) Limited is the record owner of 15,534,828 Class B ordinary shares of the Issuer. Worldwide Billionaire (BVI) Limited is wholly owned by Mr. Furui Chen. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Chen may be deemed to beneficially own all of the shares held by Worldwide Billionaire (BVI) Limited in the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 14, 2007

FOR AND ON BEHALF OF
Worldwide Billionaire (BVI) Limited

By:	/s/ Furui Chen
Name:	Furui Chen
Title:	Sole Director